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                            October 12, 2021

       Amanda M. Brock
       President and Chief Executive Officer
       Aris Water Solutions, Inc.
       9811 Katy Freeway, Suite 700
       Houston, Texas 77024

                                                        Re: Aris Water
Solutions, Inc.
                                                            Amendment No.1 to
Registration Statement on Form S-1
                                                            Filed October 7,
2021
                                                            File No. 333-259740
                                                            CORRESP filed
October 12, 2021

       Dear Ms. Brock:

               We have reviewed your amended registration statement and supplemental correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. Please revise to disclose the percentage of combined voting power of your common stock that will be held by
your Existing Owners immediately after the offering.
       Organizational Structure, page 11

   2. Please reflect the ownership of Class B common stock in the diagram reflecting your ownership structure
immediately following the offering and related transactions.
 Amanda M. Brock
FirstName
Aris Water LastNameAmanda    M. Brock
           Solutions, Inc.
Comapany
October 12,NameAris
            2021      Water Solutions, Inc.
October
Page 2 12, 2021 Page 2
FirstName LastName
Note (a), page F-6

3. Please reconcile the information regarding your pro forma cash adjustment with the corresponding information under Use of Proceeds on page 60, with regard to your acquisition of newly issued units and the distribution.
Note (b), page F-6

4. We note that you are showing within your draft revisions to the pro forma information, a pro-forma liability of $75.7 million associated with your Tax Receivable Agreement.
         Please disclose the number of Solaris LLC Units that are assumed to be redeemed by
         Existing Owners and any other material factors that were utilized in your calculation of this adjustment. Given your disclosure on page 114, indicating you expect payments under this agreement "will be substantial," may likewise cause a "substantial negative impact" on your liquidity, will continue for more than 20 years, and if there is a change of control or the agreement terminates early, that you would be required to make a substantial, immediate lump-sum payment, further disclosure of key provisions and reasonably likely effects should be made.

         For example, in considering the objective and disclosure requirements outlined in FASB
         ASC 850-10-10 and 10-50, we believe that you should discuss the circumstances under which conversion or termination may occur and would be reasonably likely to occur, implications of either event for common shareholders (e.g., valuation of interests and dividend payments), quantification of the liability that would arise upon conversion and the payment that would be required if you experience a change of control or if the agreeement terminates early, based on circumstances prevailing at the end of the period covered by your report, also any material assumptions made in compiling these figures and the reasonably possible range of effects that may occur if differences between your assumptions and actual events or circumstances arise.

         Please include corresponding disclosures in the Prospectus Summary and among the Risk
         Factors. Given your view of the payments that will be required under the arrangement as substantial, similarly expand your disclosure in the Liquidity and Capital Resources section of MD&A on page 73 to address the implications and reasonably possible timing of events to comply with Item 303(a)(1) of Regulation S-K.
Unaudited Pro Forma Condensed Consolidated Financial Statements
Pro Forma Adjustments and Assumptions
Note (i), page F-7

5. We note your disclosure that on a pro forma basis, basic earnings per share and diluted earnings per share are the same as there were no antidilutive securities during the periods presented. Please address each of the following issuance of potentially dilutive securities with respect to their effect on 1) basic shares outstanding and 2) diluted shares outstanding; for all periods presented:
 Amanda M. Brock
Aris Water Solutions, Inc.
October 12, 2021
Page 3

             632,353 shares of Class A common stock underlying restricted stock units or other awards to be granted to certain employees and non-employee directors pursuant to the 2021 Plan immediately after the closing of this offering; and
             Convertible securities including the 34,078,344 shares of Class A common stock reserved for issuance upon exchange of the Solaris LLC Units as disclosed on page
           22.

      Please clarify the nature of the restrictions associated with the restricted stock units and specify if they are contingently returnable. Refer to ASC
260-10-45-12A.
      If you believe that potentially dilutive securities are antidilutive, please clarify how this would apply to both the annual and interim pro forma periods if this is your view.

Exhibits

6. We note your response to prior comment 4. Please file your final form of amended and restated certificate of incorporation as an exhibit to your registration statement.
        You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or
John
Cannarella, Staff Accountant, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                              Sincerely,
FirstName LastNameAmanda M. Brock
                                                              Division of
Corporation Finance
Comapany NameAris Water Solutions, Inc.
                                                              Office of Energy
& Transportation
October 12, 2021 Page 3
cc:       Hillary H. Holmes, Esq.
FirstName LastName